Exhibit 99.1
Bruce Galloway, Director
720 Fifth Avenue, 10th Floor
New York, NY 10019

June 21, 2010

VIA EMAIL

Tom Goss, Chairman
William Brooks, Chief Executive Officer
William Dennis, Chief Financial Officer
United American Healthcare Corporation
300 River Place, Suite 4950
Detroit, MI 48207

Dear Gentlemen,

I was stunned to read the press release Friday evening announcing the Pulse Systems, LLC transaction, of which John Fife is the Chairman and at least one of his colleague’s is on the Board of Pulse.  Under your leadership, the Board and Management have disposed of substantially all of UAHC's one and only asset, its cash, without a shareholder vote. Furthermore, it has entered a new business, medical devices, where existing management has no expertise, also without a shareholder vote.  You even decided to engage in a deal with a related party, John Fife, without a shareholder vote and in clear violation of the Company’s policies on Related Party Transactions and Code of Ethics.  It is my further understanding that you engaged in discussions on this transaction for several months without the knowledge or consent of the Finance & Audit Committee.  In so doing, you have acted in violation of UAHC's own corporate governance requirements, which required that this transaction and any transaction with a related party be reviewed and recommended by the Company’s Finance & Audit Committee.

The lack of good faith on the part of the directors is confirmed by the shoddy process that led to the transaction. I was not presented with a single document describing the deal when the board was asked to vote.  I sent numerous emails over a period of 10 days to the Company’s CEO, CFO and Executive Assistant to send me the materials.  Finally on June 18, 2010 at 10:00am I received the materials as did other members of the Board, and just hours before you announced the transaction.

The materials that I received raised even more questions about the viability of the deal and the role that Mr. Fife played in orchestrating what appears to be yet another a large payout to him and his affiliates to the disadvantage of the other shareholders.  Upon further review I seriously question the competence, judgment and ethics of you, Mr. Brooks and Mr. Dennis.  Pulse is clearly a stagnant company with a poor track record.    I suspect that UAHC has significantly overpaid for this company, and plundered our cash to enrich Mr. Fife, his investors, transferees/assignees.

All of these problems are compounded by the fact that the transaction has been approved by a holdover board, which I believe would not be serving if it ever held an annual meeting as it should have in November 2009 but engaged in delay tactics with no other purpose but to stay entrenched and harm the shareholders.  Even now, the Board has decided to act just 2 weeks before the annual meeting, depriving shareholders of their right to determine the direction that the Company should take.

This Board under your leadership has destroyed shareholder value and has interfered with the proper corporate governance of a public company.  I am quite confident that our almost 500 shareholders as well as other individuals will closely examine your egregious and wanton actions.

You have placed all of the shareholders at risk.  Rest assured that I will continue to serve to protect the interests of UAHC’s shareholders in obtaining whatever remedies are needed from any individual and entity to correct your hijacking of UAHC and severely damaging its shareholders.

Very truly yours,

/s/ Bruce Galloway
Bruce Galloway, Director

cc:	Darrel W. Francis (via email)
Finance & Audit Committee, Chairman

Ronald E. Hall, Director (via email)
Emmett S. Moten, Director (via email)
Richard M. Brown, D.O, Director. (via email)
Stephen D. Harris, Director (via email)

Thomas P. Fleming, Esq. (via email)
Olshan Grundman Frome Rosenzweig & Wolosky, LLP